March 5, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

RE:	The Kroger Co.
Form 10-K for the Fiscal Year Ended February 3, 2024
File No. 001-00303

Ladies and Gentlemen:

We submit this letter in response to the comments from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC” or the “Staff”). We received the Staff’s letter dated February 25, 2025 with additional Staff comments (“Follow Up Comment Letter”), in connection with our response dated February 11, 2025 to the Staff’s letter dated January 17, 2025, pertaining to The Kroger Co. (the “Company” or “we”) Form 10-K referenced below. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Follow Up Comment Letter. For ease of review, the Staff’s comments are reproduced below, followed by our responses.

Form 10-K for the Fiscal Year Ended February 3, 2024

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Use of Non-GAAP Financial Measures, page 29

1.	We have reviewed your response and proposed disclosure to prior comment 1 noting it does not appear to address our comment. As “merchandise costs, including advertising, warehousing, and transportation, excluding depreciation and amortization and rent expenses” is not fully loaded, the “merchandising margin” and “merchandising margin, as a percentage of sales” you present do not appear to be in accordance with U.S. GAAP. If you continue to present non-GAAP FIFO merchandising margin and FIFO merchandising margin, as a percentage of sales, you are required to present with equal or greater prominence and reconcile from fully-loaded gross profit and margin measures prepared in accordance with U.S. GAAP.

Refer to Items 10(e)(i)(A) and (B) of Regulation S-K and Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Kroger Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future filings, the Company will present fully-loaded gross profit and gross margin measures prepared in accordance with Generally Accepted Accounting Principles (“GAAP”) with equal or greater prominence compared to non-GAAP FIFO gross profit and FIFO gross margin, as a percentage of sales. Further, the Company will reconcile non-GAAP FIFO gross profit and FIFO gross margin, as a percentage of sales, to fully-loaded gross profit and margin measures prepared in accordance with GAAP to the extent these measures are disclosed.

Liquidity and Capital Resources

Net cash provided by operating activities, page 42

2.	We note your response to prior comment 2. Please expand your proposed disclosure revisions to:

•	Disclose the reasons why you believe the presentation of “net earnings including noncontrolling interests, adjusted for non-cash items” provides useful information to investors and additional purposes for which the management uses this non-GAAP measure. Refer to Items 10(e)(1)(i)(C) and (D) of Regulation S-K.

•	Clarify the nature of the adjustment for “deferred income taxes” presented in your reconciliation. Please tell us why this adjustment does not change the recognition and measurement principles required to be applied in accordance with U.S. GAAP. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Kroger Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future filings, the Company will not include the measure of “Net earnings including noncontrolling interests, adjusted for non-cash items” within its disclosure.

We acknowledge that the company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions or require any additional information regarding this matter, please contact me at (513) 762-4851.

Sincerely,

/s/ Todd A. Foley
Todd A. Foley
Senior Vice President and Interim Chief Financial Officer

cc:	Ronald L. Sargent
Christine S. Wheatley
Brian W. Nichols
Stacey M. Heiser
Lee A. Cassiere